October 28, 2019

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

       Re: Future FinTech Group Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2019
           File No. 001-34502

Dear Mr. Xue:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Filed October 11, 2019

General

1. We note you are seeking authorization from security holders for disposition of a significant business. Please provide separate financial statements for HeDeTang Holdings
      (HK) Ltd. Refer to the Division of Corporation Finance's July 2001 Interim Supplement
      to Publicly Available Telephone Interpretations, Section H, Question 6. Unaudited Pro Forma Condensed Consolidated Financial Information, page 29

2. We note the financial information included on pages 29 through 32. Please revise your filing to include pro forma financial information that complies with the requirements of
      Article 11 of Regulation S-X. That guidance would require you to provide a pro forma balance sheet as of the date of the latest historical balance sheet required in the filing pursuant to Rule 3-01 of Regulation S-X and pro forma statements of operations for the
 Yongke Xue
Future FinTech Group Inc.
October 28, 2019
Page 2
      latest fiscal year and year-to-date interim period. See also the form and content requirements of Rule 11-02(b) of Regulation S-X.
Consolidated Statements of Income and Comprehensive Income after shares transfer of Future
FinTech Group Inc., page 31

3. We note that you disclose estimates of revenues from operations in future periods. This presentation appears to be a financial forecast. Please provide all disclosures required pursuant to Article 11-03 of Regulation S-X or delete the future estimate amounts.
The Sale Transaction, page 50

4. We note your disclosure that the Purchase Price was based upon the preliminary evaluation of HeDeTang HK and its subsidiaries by Shanxi Delixin Assets Evaluation
      Co., Ltd. Please refer to Item 14(b)(6) of Schedule 14A and provide the disclosure required by Item 1015(b) of Regulation M-A related to this evaluation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman at (202) 551-3794 or Martin James, Senior Advisor, at
(202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal
Branch Chief, at (202) 551-3617 with any other questions.



                                                            Sincerely,
FirstName LastNameYongke Xue
                                                            Division of
Corporation Finance
Comapany NameFuture FinTech Group Inc.
                                                            Office of
Manufacturing
October 28, 2019 Page 2
cc:       Jeffrey Qiong Li, Esq.
FirstName LastName